Exhibit 99.2

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

NEWS RELEASE

GETTY TO RAISE $600,000

Vancouver, BC, November 15, 2010: Getty Copper Inc. (TSX-V: “GTC”) (“Getty”) announces that it will be seeking to raise up to $600,000 through the issuance of up to 5 million common shares at $0.12 each through a private placement to accredited investors. Certain parties will assist with the financing and will receive a customary referral fee plus 10% finder’s warrants in consideration of referrals of participating investors. No fees will be payable on insider participation which is expected to be up to 10%. The terms of the placement and finders fees are subject to TSX venture acceptance. Completion is targeted for end of November and is subject to the negotiation and execution of definitive agreements as well as customary closing conditions. Proceeds will be used for exploration and general corporate purposes. The shares will be offered only in Canada.

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits on the Getty property which is situated immediately adjacent to BC’s largest open pit copper mine.

ON BEHALF OF THE BOARD OF DIRECTORS

Donald Willoughby, CFO.

For further information please contact:

Donald Willoughby, CFO
GETTY COPPER INC.
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.